Exhibit 99.3

Stantec
Computershare 8th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1 www.computershare.com MR SAM SAMPLE 123 SAMPLES STREET Security Class COMMON CLASS SAMPLETOWN SS X9X 9X9 Holder Account Number C1234567890    X X X Fold Form of Proxy—Annual Meeting to be held on May 10, 2018 This Form of Proxy is solicited by and on behalf of Management. Notes to proxy 1. Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse). 2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy. 3. This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy. 4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder. 5. The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management. 6. The securities represented by this proxy will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specifi ed a choice with respect to any matter to be acted on, the securities will be voted accordingly. 7. This proxy confers discretionary authority in respect of amendments or variations to matters identifi ed in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof. 8. This proxy should be read in conjunction with the accompanying documentation provided by Management. Fold Proxies submitted must be received by 10:30 am, Mountain Daylight Time, on Tuesday, May 8, 2018. VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK! . . . To Vote Using the Telephone To Vote Using the Internet To Receive Documents Electronically • Call the number listed BELOW from a touch tone to the following web site: • You can enroll to receive future securityholder telephone. www.investorvote.com communications electronically by visiting www. computershare.com/eDelivery and clicking 1-866-732-VOTE (8683) Toll Free • Smartphone? on “eDelivery Signup”. Scan the QR code to vote now. If you vote by telephone or the Internet, DO NOT mail back this proxy. Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual. Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy. To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below. CONTROL NUMBER 123456 CPUQC01.E.INT/000001/i1234 01DN3A

MR SAM SAMPLE C1234567890 XXX 123 Appointment of Proxyholder I/We, being shareholder(s) of Stantec Inc. hereby appoint: Print the name of the person you are Aram H. Keith, Chair of Stantec Inc., or failing him, Gordon A. appointing if this person is someone OR Johnston, President and CEO of Stantec Inc. other than the foregoing. as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fi t) and all other matters that may properly come before the Annual Meeting (the “Meeting”) of shareholders of Stantec Inc. to be held at Stantec Centre, New York Room, 10160—112 Street, Edmonton, AB T5K 2L6 on May 10, 2018 at 10:30 AM (Mountain Daylight Time) and at any adjournment or postponement thereof. VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES. 1. Election of Directors For Withhold For Withhold For Withhold 01. Douglas K. Ammerman 02. Richard C. Bradeen 03. Delores M. Etter Fold 04. Robert J. Gomes 05. Susan E. Hartman 06. Gordon A. Johnston 07. Aram H. Keith 08. Donald J. Lowry 09. Marie-Lucie Morin For Withhold 2. Appointment of Auditors The reappointment of Ernst & Young, Chartered Accountants, as Stantec’s auditor and authorizing the directors to fi x the auditor’s remuneration. For Against 3. Approval of By-law No. 2 Resolved that By-law No. 2, which sets out advance notice requirements for director nominations, be approved and confi rmed in the form annexed as Schedule A to the Management Information Circular dated March 15, 2018. For Against 4. Non-binding Advisory Vote on Executive Compensation Resolved, on an advisory basis and not to diminish the role and responsibilities of the board of directors, that the shareholders accept the approach to executive compensation disclosed in Stantec’s Management Information Circular delivered in advance of the Meeting. Fold Authorized Signature(s)—This section must be completed for your Signature(s) Date instructions to be executed. I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting DD / MM / YY instructions are indicated above, this Proxy will be voted as recommended . by Management. Interim Financial Statements - Mark this box if you would Financial Review - Mark this box if you would NOT like to receive like to receive interim fi nancial statements and accompanying the Annual Financial Statements and accompanying Management’s Management’s Discussion and Analysis by mail. Discussion and Analysis by mail. If you are not mailing back your proxy, you may register online to receive the above fi nancial report(s) by mail at www.computershare.com/mailinglist. SEKQ 245658 AR2 999999999999 01DN4C